PATRIA INVESTMENTS (NASDAQ: PAX) 2Q25 Earnings Presentation August 1, 2025

2 This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward- looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 1Q25 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Disclaimer PAX 2Q25 Earnings Presentation 2 I

3 This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Patria Reports Second Quarter 2025 Results August 1, 2025 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the second quarter ended June 30, 2025 Patria will host its second quarter 2025 investor conference call via public webcast on August 1, 2025, at 9:00 a.m. ET. To register, please use the following link: https://edge.media- server.com/mmc/p/rpv5tvp5 For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ Conference Call Dividends Shareholder Relations Contact PatriaShareholderRelations@patria.com T: +1 917 769 1611 About Patria Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and over $48 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com Asset Classes Private Equity, Solutions (GPMS), Credit, Real Estate, Infrastructure, and Public Equities Main sectors Agribusiness, Power & Energy, Healthcare, Logistics & Transportations, Food & Beverage and Digital & Tech Services Investment Regions Latin America, Europe and the U.S. Patria declared a quarterly dividend of $0.15 per share payable to record holders of common stock as of the close of business on August 15, 2025. This dividend will be paid on September 15, 2025. PAX 2Q25 Earnings Presentation

PAX 2Q25 Earnings Presentation

PATRIA

Patria's Second Quarter IFRS Results

IFRS Net Income attributable to Patria was $12.9 million for 2Q25

(US$ in millions)	2Q24	1Q25	2Q25	YTD 2024	YTD 2025
Revenue from management fees	72.0	78.1	79.7	135.9	157.7
Revenue from incentive fees	1.3	0.3	2.3	1.3	2.6
Revenue from performance fees (1)	0.0	0.8	-	0.0	0.8
Revenue from advisory and other ancillary fees	3.2	2.0	2.3	4.5	4.3
Taxes on revenue (2)	(1.5)	(1.5)	(1.8)	(2.8)	(3.2)
Revenue from services	75.0	79.6	82.5	138.9	162.1
Personnel expenses (3)	(29.6)	(29.1)	(31.3)	(48.0)	(60.4)
Deferred Consideration (4)	(3.5)	(0.7)	(0.9)	(5.9)	(1.6)
Amortization of intangible assets	(6.4)	(9.9)	(9.2)	(12.4)	(19.2)
Carried interest allocation	-	-	(2.7)	-	(2.7)
General and Administrative expenses	(11.2)	(12.0)	(11.7)	(20.4)	(23.7)
Other income/(expenses) (5)	(14.5)	(1.0)	(6.0)	(21.5)	(7.0)
Share of equity-accounted earnings (6)	(0.1)	-	(0.2)	(0.3)	(0.2)
Net financial income/(expense) (7)	(6.5)	(12.2)	(5.6)	(7.1)	(17.8)
Income before income tax	3.2	14.6	15.0	23.2	29.6
Income and other related tax (8)	(0.6)	2.0	(0.8)	(4.8)	1.1
Net income for the period	2.6	16.6	14.1	18.4	30.7
Attributable to:					
Shareholders of the Parent	0.8	15.7	12.9	16.2	28.5
Non-controlling interests (9)	1.8	0.9	1.3	2.2	2.2

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

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5 Message from Patria’s CEO - Alex Saigh “In 2Q we made continued progress in leveraging and expanding the diversified platform we’ve built the past several years as fundraising was a solid $1.3 billion in the quarter, bringing our total fundraising over the first half of 2025 to almost $4.5 billion. Reflecting our strong fundraising momentum and confidence in our outlook, we now expect full-year fundraising to be 5%-10% higher than our initial $6 billion target. We also reported 2Q25 FRE of $46 million, or $0.29 per share, representing year- over-year growth of 17% and 11%, respectively. Also, FEAUM grew 20% year-over-year and 6% sequentially, and we generated over $600 million of organic net inflows. Over the first half of 2025 our annualized organic growth rate exceeded 8%. While a looming trade war and global economic concerns create potential headwinds, we believe we are well positioned to generate the $200 to $225 million of FRE we are targeting for 2025 as the increased diversification of our platform is paying off in terms of fundraising and profitable organic growth, enhancing our confidence in the three-year targets we introduced at our Investor Day back on December 9th.” PAX 2Q25 Earnings Presentation

6 Patria’s Second Quarter 2025 Summary PAX 2Q25 Earnings Presentation

7 Key Business Metrics Financial Measures • Management fees of $81.0 million in 2Q25, up 15% compared to 2Q24 • Fee Related Earnings (“FRE”) of $46.1 million in 2Q25, up 17%, compared to 2Q24. On a per share basis, FRE in 2Q25 reached $0.29, up 11% year over year • FRE Margin of 56.8% in 2Q25 • Distributable Earnings (“DE”) per share of $0.24 in 2Q25 See notes and definitions at end of document • Total Assets Under Management (“AUM”) of $48.7 billion as of quarter end, up 21% from 2Q24 • Fee Earning AUM (“FEAUM”) of $37.2 billion, up 20% from 2Q24 • Total Fundraising of $1.3 billion in 2Q25 • Total Deployment in drawdown funds of $674 million in 2Q25 • Net Accrued Performance Fees of $394 million as of June 30, 2025, or $2.47 per share • Pending FEAUM of $3.3 billion as of quarter end Corporate Actions & Recent Developments • Declared quarterly dividend of $0.15 per common share payable on September 15, 2025 • Total net debt outstanding of ~$130 million as of quarter end • Announced acquisition of seven listed Brazilian REITs with total FEAUM of ~$600 million • Board approved new 3 million share repurchase authorization Patria’s Second Quarter 2025 Summary PAX 2Q25 Earnings Presentation

PAX 2Q25 Earnings Presentation

PATRIA

Patria's Second Quarter 2025 Earnings

Distributable Earnings ("DE") of $38.8 million in 2Q25

(US$ in millions)	2Q24	1Q25	2Q25	% Δ (2Q24 vs. 2Q25)	% Δ (1Q25 vs. 2Q25)	YTD 24	YTD 25	% Δ (YTD 25 vs. YTD 24)
Management Fees	70.2	78.8	81.0	15%	3%	133.2	159.7	20%
(+) Incentive Fees	1.3	0.3	2.3			1.3	2.6	
(+) Other Fee Revenues	2.9	2.0	2.3			4.2	4.3	
(–) Taxes on Revenues (1)	(1.3)	(1.5)	(1.8)			(2.5)	(3.2)	
(–) Rebates	(2.0)	(2.2)	(2.7)			(4.5)	(4.9)	
Total Fee Revenues	**71.1**	**77.3**	**81.1**	**14%**	**5%**	**131.7**	**158.4**	**20%**
(–) Personnel Expenses	(20.2)	(22.1)	(22.6)	12%	2%	(36.2)	(44.8)	24%
(–) General and Administrative Expenses	(10.8)	(11.9)	(11.7)	9%	(2%)	(19.6)	(23.7)	21%
(–) Placement Fees Amortization and Rebates (2)	(0.6)	(0.7)	(0.7)	14%	3%	(1.2)	(1.3)	8%
Fee Related Earnings (FRE)	**39.5**	**42.6**	**46.1**	**17%**	**8%**	**74.6**	**88.7**	**19%**
FRE Margin (%)	**55.6%**	**55.1%**	**56.8%**			**56.7%**	**56.0%**	
Realized Performance Fees (After-Tax)	0.0	0.8	0.0			0.0	0.8	
(–) Carried interest allocation and bonuses (3)	0.0	0.0	0.0			0.0	0.0	
Performance Related Earnings (PRE)	**0.0**	**0.8**	**0.0**			**0.0**	**0.8**	
(+) Net financial income/(expense) (4)	(3.0)	(2.8)	(4.0)			(4.0)	(6.8)	
Pre-Tax Distributable Earnings	**36.5**	**40.5**	**42.2**	**15%**	**4%**	**70.6**	**82.7**	**17%**
(–) Income and other related tax (5)	(2.7)	(3.7)	(3.4)	26%	(9%)	(5.5)	(7.1)	29%
Distributable Earnings (DE)	**33.8**	**36.8**	**38.8**	**15%**	**5%**	**65.1**	**75.6**	**16%**
DE per Share	**0.22**	**0.23**	**0.24**	**9%**	**4%**	**0.43**	**0.48**	**11%**
Shares Outstanding	151.8	158.1	159.5	5%	1%	n.a.	n.a.	

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. Due to the acquisition of the remaining 50% of VBI Real Estate in August 2024, results prior to the acquisition are reflected on a proportional consolidation basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

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PAX 2Q25 Earnings Presentation

PATRIA

Fee Related Earnings ("FRE")

- Increase in Management Fees reflects higher FEAUM driven by organic net inflows, M&A, and positive investment returns partially offset by PE IV step down in fees from 2024
- Incentive Fees driven largely by a realization in a Real Estate fund and active equity funds
- Slight sequential increase in Personnel Expenses mainly reflects impact of acquisitions and merit increase partly offset by efficiencies
- Year-over-year increase in G&A Expenses reflects impact of acquisitions and investments in our business

(US$ in millions)	2Q24	1Q25	2Q25	% Δ (2Q24 vs. 2Q25)	% Δ (1Q25 vs. 2Q25)	YTD 24	YTD 25	% Δ (YTD 24 vs. YTD 25)
Management Fees	70.2	78.8	81.0	15%	3%	133.2	159.7	20%
(+) Incentive Fees	1.3	0.3	2.3			1.3	2.6	
(+) Other Fee Revenues	2.9	2.0	2.3			4.2	4.3	
(–) Taxes on Revenues (1)	(1.3)	(1.5)	(1.8)			(2.5)	(3.2)	
(–) Rebates	(2.0)	(2.2)	(2.7)			(4.5)	(4.9)	
Total Fee Revenues	**71.1**	**77.3**	**81.1**	**14%**	**5%**	**131.7**	**158.4**	**20%**
(–) Personnel Expenses	(20.2)	(22.1)	(22.6)	12%	2%	(36.2)	(44.8)	24%
(–) General and Administrative Expenses	(10.8)	(11.9)	(11.7)	9%	(2%)	(19.6)	(23.7)	21%
(–) Placement Fees Amortization and Rebates (2)	(0.6)	(0.7)	(0.7)	14%	3%	(1.2)	(1.3)	8%
Fee Related Earnings (FRE)	**39.5**	**42.6**	**46.1**	**17%**	**8%**	**74.6**	**88.7**	**19%**
FRE Margin (%)	**55.6%**	**55.1%**	**56.8%**			**56.7%**	**56.0%**	

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. Due to the acquisition of the remaining 50% of VBI Real Estate in August 2024, results prior to the acquisition are reflected on a proportional consolidation basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

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10 436 2Q24 368 39425 17 4 1Q25 (14) PE V (2015) PE VI (2019) IS IV (2018) (6) IS III (2013) Others¹ 2Q25 Net Accrued Performance Fees for Drawdown Funds 117 PE V US$ 394 mn 191 PE VI 47 IS III 26 IS IV 13 Others1 EoP FX US$/BRL 5.46 EoP FX US$/BRL 5.56 Net Accrued Performance Fees (USD in millions) EoP FX US$/BRL 5.74 See notes and definitions at end of document. Totals may not add due to rounding. • Net Accrued Performance Fees of $394 million or $2.47 per share on June 30, 2025 • Net Accrued Performance Fees increased in the quarter driven mainly by the depreciating U.S. dollar against other currencies, partially offset by declines in publicly traded holdings • Infrastructure Fund III remains in full realization mode 2Q25 Composition by Fund PE VI 13.8 FX 16.3 valuation (zentria + plurix increased the most) PAX 2Q25 Earnings Presentation

11 (US$ in millions) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total 2Q24 62 102 358 37 142 552 1,252 3Q24 52 56 421 104 162 1,257 2,052 4Q24 68 163 315 10 49 303 908 1Q25 229 896 832 13 42 1,161 3,173 2Q25 24 330 346 80 232 254 1,266 YTD 253 1,226 1,178 93 274 1,415 4,439 Fundraising See notes and definitions at end of document. Totals may not add due to rounding. Highlights • Infrastructure benefited from additional closing on Infrastructure Fund V and new co-investments • Credit raised a total of $346 million across its platform, led by the USD High Yield Credit Strategy PAX 2Q25 Earnings Presentation

12 10.6 10.6 5.5 7.3 6.0 7.8 4.1 6.8 2.4 2.311.8 13.9 1.8 3.30.2 0.2 3.0 8.9 4.1 7.76.4 2.2 10.9 0.2 1.3 0.2 1.4 Total Assets Under Management Pending FEAUM represents AUM available for future deployment that could generate management fees if deployed. Performance Fee Eligible AUM represents all AUM, including uncalled capital, that if deployed, is eligible to generate a performance fee or carried interest assuming all hurdle return criteria are met. Performance Fee Generating AUM represents all Performance Fee Eligible AUM that has currently met its hurdle return criteria and is thus contributing to accrued carry. See notes and definitions at end of document. Totals may not add due to rounding. Fair Value of Investments US$ 8.6 bn Uncalled Capital +US$ 40.1 bn +21% $40.3bn $48.7bn 2Q24 2Q25 GPMSPublic EquitiesReal EstateCreditInfrastructurePrivate Equity • Full year growth in AUM was driven by organic capital inflows of $7.4 billion, $2.3 billion from acquisitions, a positive valuation impact of $2.0 billion, as well as a positive impact from USD depreciation vs other currencies, offset by outflows of $(4.9) billion - which included $(3.5) billion of divestments and distributions Pending FEAUM PAX 2Q25 Earnings Presentation US$ 3.3 bn

13 6.4 5.5 3.2 4.2 5.8 7.6 3.9 6.32.3 2.2 9.5 11.4 30% 16% 19% 13% 4% 17% See notes and definitions at end of document. Totals may not add due to rounding. $31.1bn $37.2bn Fee Earning Assets Under Management US$ 81.0 mn 2Q25 Mgmt. Fee Revenue Breakdown Per Strategy+20% GPMSPublic EquitiesReal EstateCreditInfrastructurePrivate Equity 2Q24 2Q25 • Fee Earning AUM (FEAUM) of $37.2 billion in 2Q25 were up 20% versus the prior year driven by organic capital inflows of $5.9 billion, $2.2 billion of acquisitions, a positive valuation impact of $1.8 billion, and a positive FX impact of $0.8 billion, partially offset by $(2.4) billion of divestments and distributions, $(1.1) billion of redemptions, and $(1.0) billion of expected fee-basis step down in PE Fund IV • Management Fees of $81.0 million in 2Q25 were up 15% compared to 2Q24 mainly driven by the higher FEAUM due to net inflows and acquisitions US$ 81.4 mn 4Q24 Mgmt. Fee Revenue Breakdown Per StrategyPAX 2Q25 Earnings Presentation 31% 17% 19% 12% 4% 17% US$ 159.7 mn YTD Mgmt. Fee Revenue Breakdown Per Strategy

14 Asset Class FEAUM by Structure Fee Basis Frequency of Duration Currency Exposure LTM Effective NAV Calculation Hard / Soft (%) Mgmt. Fee Rate Private Equity $ 5.5 bn 100% Drawdown Funds Deployed Capital at Cost n.a. Long-dated & Illiquid 90% | 10% 1.77% Infrastructure $ 4.2 bn 92% Drawdown Funds Hybrid: Committed/ n.a. Long-dated & Illiquid 81% | 19% 1.57%Deployed at Cost 8% Infrastructure Core NAV Daily Permanent Capital 0% | 100% Credit $ 7.6 bn 87% Interval Funds NAV Daily Periodic/Limited Liquidity 73% | 27% 0.84%9% Open Funds NAV Daily Periodic 41% | 59% 3% Drawdown Funds NAV Quarterly Long-dated & Illiquid 43% | 57% Real Estate $ 6.3 bn 88% REITs Market Value/NAV Daily/Monthly Permanent Capital 0% | 100% 0.78% 12% Drawdown Funds NAV Quarterly Long-dated & Illiquid 36% | 64% Public Equities $ 2.2 bn 45% SMAs Hybrid: Varies by Account Quarterly Long-dated & Illiquid 0% | 100% 0.71%28% Interval Funds NAV Daily Periodic/Limited Liquidity 0% | 100% 26% Open Funds NAV Daily Periodic 13% | 87% GPMS $ 11.4 bn 41% SMAs Hybrid: Varies by Account Quarterly Long-dated & Illiquid 100% | 0% 0.52% 22% Drawdown Funds NAV Quarterly Long-dated & Illiquid 100% | 0% 23% Open Funds NAV Daily Periodic 79% | 21% 14% Permanent NAV Quarterly Permanent Capital 100% | 0% Total $ 37.2 bn 66% | 34% 0.95% Key Fee Characteristics By Investment Vertical Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate Effective Mgmt. Fee Rate includes the proforma impact of 100% of VBI and the Bancolombia initiative which is effective at Patria’s 50% and 51% ownership levels, respectively. On August 1, 2024, Patria concluded the acquisition of the remaining 50% interest of VBI Real Estate in Brazil. NAV annual? % of our FEAUM generates fees on Daily Values What is Avg. FEAUM for Daily products? PAX 2Q25 Earnings Presentation

15See notes and definitions at end of document. Totals may not add due to rounding. Total AUM Roll Forward PAX 2Q25 Earnings Presentation Private Equity AUM 1Q25 10,414 Acquisitions (1) 0 Infrastructure Credit Public Equities Real Estate GPMS 6,683 7,403 2,017 6,220 13,107 0 0 0 0 0 Inflows (2) 24 330 346 80 232 254 Realizations & Dividends (396) (7) (84) (5) (87) (121) Redemptions 0 0 (63) (95) (5) (77) Valuation Impact 138 64 136 181 230 45 FX 392 161 67 89 216 495 Funds Capital Variation (3) 47 81 24 0 14 164 Total 45,843 0 1,266 (700) (240) 795 1,421 328 AUM 2Q25 10,620 7,311 7,828 2,267 6,820 13,867 48,713 Private Equity AUM 2Q24 10,610 Reclassifications 0 Infrastructure Credit Public Equities Real Estate GPMS Total 5,297 6,135 2,362 4,132 11,787 40,322 180 (180) 0 0 0 0 AUM 2Q24 10,610 5,477 5,955 2,362 4,132 11,787 40,322 Acquisitions (1) 0 0 0 0 2,267 0 2,267 Inflows (2) 374 1,446 1,913 206 484 2,975 7,398 Realizations & Dividends (581) (193) (539) (6) (397) (1,752) (3,468) Redemptions 0 0 (381) (607) (5) (410) (1,403) Valuation Impact 76 241 850 226 146 475 2,013 FX 163 168 56 86 173 568 1,214 Funds Capital Variation (3) (21) 172 (26) 0 19 225 369 AUM 2Q25 10,620 7,311 7,828 2,267 6,820 13,867 48,713

16 Total FEAUM Roll Forward See notes and definitions at end of document. Totals may not add due to rounding. PAX 2Q25 Earnings Presentation Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 1Q25 5,444 3,624 7,164 1,966 5,826 10,960 34,984 Acquisitions (1) 0 0 0 0 0 0 0 Inflows (2) 2 536 401 78 50 661 1,727 Realizations & Dividends 0 (5) (81) (5) (72) (722) (884) Redemptions 0 0 (63) (95) 0 (49) (207) Valuation Impact (2) 9 124 180 210 52 572 FX and Other 30 54 98 88 289 455 1,013 Change in fee basis 0 2 0 0 0 0 2 FEAUM 2Q25 5,474 4,219 7,643 2,212 6,303 11,357 37,207 Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 2Q24 6,417 3,240 5,770 2,293 3,864 9,483 31,067 Reclassifications 0 0 0 0 0 0 0 FEAUM 2Q24 6,417 3,240 5,770 2,293 3,864 9,483 31,067 Acquisitions (1) 0 0 0 0 2,226 0 2,226 Inflows (2) 87 927 1,899 226 292 2,470 5,901 Realizations & Dividends (22) (30) (421) (6) (353) (1,564) (2,396) Redemptions 0 0 (380) (599) 0 (150) (1,128) Valuation Impact (2) 37 709 213 187 649 1,794 FX and Other 9 42 67 83 97 468 766 Change in fee basis (1,015) 3 0 0 (10) 0 (1,022) FEAUM 2Q25 5,474 4,219 7,643 2,212 6,303 11,357 37,207

PAX 2Q25 Earnings Presentation

PATRIA

Investment Performance – Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	616,657	607	1,193,694	1,194,301	1.9x	8%	19%
PE IV (2011)	1,270,853	113%	1,247,809	889,935	287,708	1,177,644	0.9x	-4%	2%
PE V (2015)	1,807,389	126%	1,596,702	2,493,081	602,552	3,095,633	1.9x	8%	13%
PE VI (2019)	2,689,666	116%	2,208,818	3,935,041	50,807	3,985,849	1.8x	13%	15%
PE VII (2022)[1]	1,504,221	94%	593,058	745,882	-	745,882	1.3x	n/m	n/m
Total Private Equity	**8,127,725**		**6,478,504**	**8,064,546**	**3,466,867**	**11,531,413**	**1.8x**	**10%**	**14%**
Infrastructure									
Infra II (2010)	1,154,385	103%	997,679	234,541	956,470	1,191,012	1.2x	0%	10%
Infra III (2013)	1,676,237	105%	1,306,477	749,651	2,285,594	3,035,245	2.3x	11%	20%
Infra IV (2018)	1,941,000	114%	1,453,761	1,992,974	24,409	2,017,383	1.4x	9%	11%
Infra V (2023)[1]	2,685,577	Fundraising	677,218	738,557	-	738,557	1.1x	n/m	n/m
Total Infrastructure	**7,457,199**		**4,435,134**	**3,715,723**	**3,266,474**	**6,982,196**	**1.6x**	**6%**	**14%**
GPMS[2]									
SOF I (2014)	189,900	Divested	192,500	4,800	242,600	247,400	1.3x	9%	n/m
SOF II (2014)	291,100	Divested	308,000	-	420,400	420,400	1.4x	14%	n/m
SOF III (2017)	427,500	123%	458,400	222,800	599,000	821,800	1.8x	19%	n/m
SOF IV (2020)	406,100	102%	350,900	383,200	175,600	558,800	1.6x	27%	n/m
Total GPMS	**1,314,600**		**1,309,800**	**610,800**	**1,437,600**	**2,048,400**	**1.6x**	**16%**	**n/m**

Note: Patria will report investment performance for Private Equity and Infrastructure funds/strategies with Total AUM equal to or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Private Equity and Infrastructure net returns presented as 'n/m' for the fund's which first deployment of capital date is less than 36 months prior to the period indicated. (1) As of end of 2Q25, PE VII and IS V commited capital include all co-investment and side car vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, PE VII and IS V commited capital would be US$ 1,404M and US$ 2,465M respectively. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests. (2) As of Dec 31, 2024

17

18 Investment Performance – REITs Note: Patria will report investment performance for REITS with AUM in excess of US$75 million. Market based return including dividend reinvestment. (1) IFIX launched on December 30th, 2010 PAX 2Q25 Earnings Presentation As of Jun 25 Returns in local currency - Since Inception Ticker Fund Name Strategy Inception Functional AUM M AUM M Total Return Market IFIX (BR)1 / Year Currency (Functional (USD) (Annualized) Comparison IPC(COL) Currency) (Annualized) HGLG11 PÁTRIA LOG FII Logistics 2011 BRL 5,380 986 14.4% IFIX 9.1% LVBI11 VBI LOGISTICO FII Logistics 2018 BRL 1,658 304 10.1% IFIX 6.8% PVBI11 VBI PRIME PROPERTIES FII Office 2020 BRL 2,067 379 1.6% IFIX 5.2% HGRE11 PÁTRIA REAL ESTATE FII Office 2009 BRL 1,417 260 10.4% IFIX 8.0% TRNT11 TORRE NORTE Office 2004 BRL 386 71 7.3% IFIX 6.1% HGCR11 PÁTRIA RECEBÍVEIS IMOBILIÁRIOS FII Receivables 2010 BRL 1,459 267 12.6% IFIX 9.0% CVBI11 VBI CRÉDITO IMOBILIARIO FII Receivables 2019 BRL 929 170 10.8% IFIX 4.7% HGRU11 PÁTRIA RENDA URBANA FII Street Retail 2018 BRL 2,900 532 13.6% IFIX 5.8% RVBI11 VBI REITS FOF FII FoF 2020 BRL 672 123 2.5% IFIX 2.5% n/a FONDO INMOBILIARIO COLOMBIA Diversified 2008 COP 5,729,421 1,408 14.8% IPC 4.8%

PAX 2Q25 Earnings Presentation

PATRIA

Investment Performance – Credit, Public Equities & GPMS

Asset Class	Strategy	Functional Currency	Strategy AUM (USD mn)	YTD	Compounded Annualized Net Returns				Excess Return
					1yr	3yr	5yr	Since Incep.	Since Incept.
Credit	Latam High Yield (2000)	USD	4,752	4.3%	12.7%	11.1%	11.1%	11.1%	367 bps
	Benchmark: CEMBI Broad Div Latam HY			3.9%	9.2%	10.5%	7.1%	7.4%	
	Latam Local Currency Debt (2009)	USD	987	19.2%	14.1%	14.0%	11.0%	4.8%	142 bps
	Benchmark: GBI Broad Div Latam			19.9%	11.3%	11.1%	6.3%	3.4%	
	Chilean Fixed Income (2012)	CLP	1,190	5.0%	11.4%	11.6%	11.7%	9.2%	197 bps
	Benchmark: Chilean Fixed Income Index			3.8%	11.2%	8.3%	5.7%	7.2%	
Public Equities	Latam Equities (2008)	USD	985	33.4%	14.1%	11.1%	7.5%	3.3%	194 bps
	Benchmark: Latam Equities Index			31.8%	14.0%	11.6%	10.6%	1.3%	
	Chilean Equities (1994)	CLP	1,030	20.1%	21.5%	20.6%	15.1%	13.5%	487 bps
	Benchmark: Chilean Equities Index			21.0%	27.3%	23.2%	14.7%	8.7%	
GPMS	Patria Private Equity Trust (2001)[1]	GBP	1,955	0.6%	3.0%	5.2%	15.4%	10.7%	481 bps
	Benchmark: FTSE All-Share Index			8.6%	9.4%	8.2%	11.1%	5.9%	

Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks. Returns as of June 30, 2025 (1) Returns calculated based on NAV

19

20 Reconciliations & Disclosures PAX 2Q25 Earnings Presentation

21 (1) 337,992 shares issued related to M&A activity and 740,634 shares issued related to personnel compensation in 2Q24; (2) 1,454,129 shares issued related to M&A activity and 116,747 shares issued related to personnel compensation in 3Q24; (3) 206,853 shares issued related to personnel compensation in 4Q24; (4) 3,670,392 shares issued related to consideration for M&A activity and 818,832 shares issued related to personnel compensation; (5) 1,391,604 shares issued related to personnel compensation. Note: Qualified dividend under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003 Share Summary PAX 2Q25 Earnings Presentation (US$ in millions) 2Q24(1) 3Q24(2) 4Q24(3) 1Q25(4) 2Q25(5) Class A Common Shares 58,863,009 60,433,885 60,640,738 65,129,962 66,521,566 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 151,808,439 153,379,315 153,586,168 158,075,392 159,466,996 + Shares issued post-quarter and eligible for dividend - = Total Shares outstanding eligible for quarterly dividend 159,466,996

PAX 2Q25 Earnings Presentation

PATRIA

Patria's Earnings – 5 Quarter View

(US$ in millions)	QTD 2Q24	3Q24	4Q24	1Q25	2Q25	FY FY 2022	FY 2023	FY 2024
Management Fees	70.2	77.7	81.4	78.8	81.0	220.6	245.6	292.4
(+) Incentive Fees	1.3	0.2	12.3	0.3	2.3	6.1	4.1	13.8
(+) Other Fee Revenues	2.9	1.5	4.7	2.0	2.3	4.2	2.7	10.4
(-) Taxes on Revenues (1)	(1.3)	(1.7)	(2.3)	(1.5)	(1.8)	(3.7)	(5.0)	(6.5)
(-) Rebates	(2.0)	(1.9)	(2.9)	(2.2)	(2.7)	-	(6.5)	(9.3)
Total Fee Revenues	**71.1**	**75.9**	**93.2**	**77.3**	**81.1**	**227.1**	**240.9**	**300.8**
(-) Personnel Expenses	(20.2)	(22.5)	(23.8)	(22.1)	(22.6)	(65.3)	(60.0)	(82.4)
(-) Administrative Expenses	(10.8)	(12.2)	(13.8)	(11.9)	(11.7)	(26.5)	(31.4)	(45.6)
(-) Placement Fees Amortization (2)	(0.6)	(0.7)	(0.8)	(0.7)	(0.7)	(5.3)	(1.9)	(2.7)
Fee Related Earnings (FRE)	**39.5**	**40.6**	**54.8**	**42.6**	**46.1**	**130.0**	**147.7**	**170.1**
FRE Margin (%)	**55.6%**	**53.4%**	**58.8%**	**55.1%**	**56.8%**	**57.3%**	**61.3%**	**56.5%**
Realized Performance Fees (After-Tax)	0.0	0.0	62.3	0.8	0.0	29.1	72.7	62.3
(-) Carried interest allocation and bonuses (3)	0.0	0.0	(20.9)	0.0	0.0	(10.2)	(25.3)	(20.9)
Performance Related Earnings (PRE)	**0.0**	**0.0**	**41.4**	**0.8**	**0.0**	**19.0**	**47.5**	**41.4**
(+) Net financial income/(expense) (4)	(3.0)	(1.5)	(3.7)	(2.9)	(3.9)	4.7	0.8	(9.2)
Pre-Tax Distributable Earnings	**36.5**	**39.0**	**92.6**	**40.5**	**42.2**	**153.6**	**195.9**	**202.3**
(-) Income and other related tax (5)	(2.7)	(4.1)	(3.5)	(3.7)	(3.4)	(6.5)	(9.6)	(13.1)
Distributable Earnings (DE)	**33.8**	**34.9**	**89.1**	**36.8**	**38.8**	**147.1**	**186.3**	**189.2**
DE per Share	**0.22**	**0.23**	**0.58**	**0.23**	**0.24**	**1.00**	**1.26**	**1.24**
Shares Outstanding	151.8	153.4	153.6	158.1	159.5			
Additional Metrics								
Total Assets Under Management	40,322	44,711	41,899	45,843	48,713			
Fee-Earning Assets Under Management	31,067	33,983	32,901	34,984	37,207			

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

22

PAX 2Q25 Earnings Presentation

PATRIA

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	2Q24	3Q24	4Q24	1Q25	2Q25	FY 2022	FY 2023	FY 2024
	QTD					FY		
Management Fees	70.2	77.7	81.4	78.8	81.0	220.6	245.6	292.4
(+) Incentive Fees	1.3	0.2	12.3	0.3	2.3	6.1	4.1	13.8
(+) Other Fee Revenues	2.9	1.5	4.7	2.0	2.3	4.2	2.7	10.4
(-) Taxes on Revenues	(1.3)	(1.7)	(2.3)	(1.5)	(1.8)	(3.7)	(5.0)	(6.5)
(-) Rebates	(2.0)	(1.9)	(2.9)	(2.2)	(2.7)	-	(6.5)	(9.3)
Total Fee Revenues	**71.1**	**75.9**	**93.2**	**77.3**	**81.1**	**227.1**	**240.9**	**300.8**
(-) Personnel Expenses	(20.2)	(22.5)	(23.8)	(22.1)	(22.6)	(65.3)	(60.0)	(82.4)
(-) Administrative Expenses	(10.8)	(12.2)	(13.8)	(11.9)	(11.7)	(26.5)	(31.4)	(45.6)
(-) Placement Fees Amortization	(0.6)	(0.7)	(0.8)	(0.7)	(0.7)	(5.3)	(1.9)	(2.7)
Fee Related Earnings (FRE)	**39.5**	**40.6**	**54.8**	**42.6**	**46.1**	**130.0**	**147.7**	**170.1**
Realized Performance Fees (After-Tax)	0.0	0.0	62.3	0.8	0.0	29.1	72.7	62.3
(-) Carried interest allocation and bonuses	0.0	0.0	(20.9)	0.0	0.0	(10.2)	(25.3)	(20.9)
Performance Related Earnings (PRE)	**0.0**	**0.0**	**41.4**	**0.8**	**0.0**	**19.0**	**47.5**	**41.4**
(+) Net financial income/(expense)	(3.0)	(1.5)	(3.7)	(2.8)	(4.0)	4.7	0.8	(9.2)
Pre-Tax Distributable Earnings	**36.5**	**39.0**	**92.6**	**40.5**	**42.2**	**153.6**	**195.9**	**202.3**
(-) Income and other related tax	(2.7)	(4.1)	(3.5)	(3.7)	(3.4)	(6.5)	(9.6)	(13.1)
Distributable Earnings (DE)	**33.8**	**34.9**	**89.1**	**36.8**	**38.8**	**147.1**	**186.3**	**189.2**
(-) Deferred Taxes (1)	3.0	(2.3)	1.4	7.1	3.0	(1.5)	13.4	1.2
(-) Amortization of intangible assets from acquisition (2)	(4.6)	(5.9)	(9.5)	(8.8)	(8.1)	(17.4)	(19.3)	(25.1)
(-) Equity-based and long-term compensation (3)	(7.0)	(5.5)	(6.9)	(4.8)	(7.3)	(3.5)	(14.7)	(20.2)
(-) Deferred and contingent consideration (4)	(10.0)	(11.2)	(5.0)	(2.4)	(5.5)	(12.9)	(14.3)	(31.9)
(-) Transaction and restructuring cost (5)	(12.5)	(6.5)	(13.7)	(3.7)	(5.7)	(7.2)	(12.3)	(36.3)
(-) Derivative financial instrument gains/(losses) (6)	1.3	0.6	0.1	(3.1)	(0.8)	(0.3)	(14.9)	1.1
(-) SPAC expenses and transaction costs (7)	(0.4)	(0.1)	(0.3)	(0.3)	(0.1)	(11.4)	(7.3)	(1.1)
(-) Unrealized financial income/expense (8)	(2.9)	(3.4)	0.1	(5.0)	(1.3)	-	1.4	(4.9)
Net income for the period (9)	**0.8**	**0.4**	**55.3**	**15.7**	**12.9**	**93.0**	**118.4**	**71.9**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

23

PAX 2Q25 Earnings Presentation

PATRIA

IFRS Balance Sheet

(US$ in millions)	31-Dec-24	30-Jun-25
Assets		
Cash and cash equivalents	33.4	28.5
Short term investments (1)	59.0	82.2
Client funds on deposit (2)	18.7	25.7
Accounts receivable (3)	217.1	134.8
Project advances	7.6	12.1
Other assets	14.7	18.6
Recoverable taxes	4.5	7.1
Other financial instruments (4)	17.6	54.5
Current Assets	**372.7**	**363.5**
Accounts receivable (3)	16.4	19.4
Deferred tax assets (5)	15.8	18.4
Other assets (5)	6.6	9.3
Long term investments (6)	49.2	50.2
Investments in associates	0.8	0.7
Property and equipment	32.6	39.1
Intangible assets (7)	700.9	795.1
Other financial instruments (4)	11.1	22.1
Non-current assets	**833.4**	**954.3**
Total Assets	**1,206.1**	**1,317.8**

	31-Dec-24	30-Jun-25
Liabilities and Equity		
Client funds payable (2)	18.7	25.7
Consideration payable on acquisition (8)	102.0	66.1
Personnel and related taxes (9)	37.3	27.1
Taxes payable	6.4	7.5
Carried interest allocation (10)	31.9	11.6
Other financial instruments (4)	21.7	52.7
Commitment subject to possible redemption (1)	54.1	55.6
Other liabilities (11)	46.8	43.8
Loans (13)	78.5	85.0
Current Liabilities	**397.4**	**375.1**
Gross obligation under put option (12)	18.3	23.6
Consideration payable on acquisition (8)	121.2	107.9
Carried interest allocation (10)	5.4	5.4
Personnel liabilities (9)	0.8	1.3
Deferred tax liabilities (5)	1.8	50.6
Other liabilities (11)	18.8	76.9
Loans (13)	149.5	76.0
Other financial instruments (4)	2.1	11.5
Non-current Liabilities	317.8	353.2
Total Liabilities	**715.2**	**728.3**
Capital	-	-
Additional paid-in capital	527.2	580.1
Performance Share Plan (14)	22.0	17.6
Retained earnings		
Cumulative translation adjustment	(68.2)	(19.5)
Equity attributable to the owners of the parent	**481.0**	**578.2**
Non-controlling interests (15)	**9.9**	**11.3**
Equity	**490.9**	**589.5**
Total Liabilities and Equity	**1,206.1**	**1,317.8**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document

24

25 Notes PAX 2Q25 Earnings Presentation Notes to Page 4 Patria’s First Quarter 2025 IFRS Results (1) Performance fees are determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which a highly probability exists that a significant reversal will not occur. (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates. (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short- and long-term benefits. (4) Deferred consideration is accrued for services rendered during the retention period of employees from acquired businesses. (5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022, of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses, acquisition price adjustments, unwinding of considerations payable and gross obligations under put options on acquired business and gains/(losses) from energy trading. (6) Includes earnings and amortization of intangible assets from investments in associates. (7) Mainly composed by the fair value adjustments on long-term investments and derivative financial instruments as well as foreign exchange variances and interest incurred on credit lines and lease liabilities. (8) Income tax includes both current and deferred tax expenses for the period calculated based on each jurisdiction’s tax regulations. (9) Represents the non-controlling interest in Patria’s subsidiaries. Notes to Pages 8 & 9 Patria’s First Quarter 2025 Earnings and Page 22 Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees, if any, which are excluded from Patria’s Fee Related Earnings. (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds. (3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings. (4) Net financial income/(expense) includes share of equity-accounted earnings, realized gains/(losses) on financial instruments and net realized gains/(losses) from energy trading. (5) Income and other related tax represents tax expenses based on each jurisdiction’s tax regulations. Notes to Page 10 Net Accrued Performance Fees (1) Others include Infrastructure fund II, Moneda Alturas II and Kamaroopin´s legacy Growth Equity fund. Notes to Page 15 Total AUM Roll Forward (1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows generally reflects fundraising activity in the period. (3) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners. Notes to Page 16 Total FEAUM Roll Forward (1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund.

26 Notes PAX 2Q25 Earnings Presentation Notes to Page 23 Reconciliation of IFRS to Non-GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees, quarterly revaluation of derivatives, intangible assets and considerations payable (IFRS note "Income and other related tax"). (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationships, and brands. (IFRS “Amortization of intangible assets" note). (3) Expenses for equity-based compensation and long-term employee benefits. Also includes IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business. (IFRS note "Personnel Expenses"). (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of the earn-out payable. (iii) Unwinding and price adjustments on outstanding considerations payable (IFRS "Personnel expenses" and "Other income/(expenses)" notes). (5) Non-recurring expenses and gains associated with business acquisitions and restructuring. (IFRS "Other income/(expenses)" and "Personnel expenses" notes). (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transactions. (IFRS "Net financial income/(expenses)" and "Other income/(expenses)" notes). (7) SPAC's expenses are excluded from Distributable Earnings. (IFRS "General and Administrative expenses")" note). (8) Unrealized gains and losses on long-term investments and unrealized exchange variation. (9) Reflects net income attributable to owners of the Parent. (IFRS "Condensed Consolidated Statement of Profit or Loss"). Notes to Page 24 IFRS Balance Sheet (1) Short term investments include investments from Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"). This cash is maintained in escrow account and kept as a liability in “Commitment subject to possible redemption”. The amount for the SPAC was $54.1 million and $55.6 million for the periods ended December 31st, 2024, and June 30th, 2025, respectively. (2) Chilean clients’ money not available for the company. Assets and liabilities linked. (3) Current receivables mainly relate to management and performance fees. (4) Financial Instrument assets and liabilities for the period ended June 30th, 2025, mainly relate of mark-to-market adjustments on energy purchase and sale agreements. The net amount between assets and liabilities is $16.0 million. Financial instruments also include the SPAC public warrants to the value of $ 7.2 million. (5) Deferred Tax assets and liabilities are temporary differences between the accounting balance and tax base of certain assets and liabilities. Main categories include temporary differences on financial instruments,, fair value adjustments on assets acquired through business combinations, business combination related expenses and assessed tax losses for future utilization. (6) The long-term investments predominantly relate to GP commitments into the funds managed by Patria. (7) Primarily composed of goodwill, contractual rights, non-contractual customer relationships, non-competes, brands from business acquisitions and placement fees. (8) Payable amounts for the period June 30th, 2025, relate to the business acquisitions of VBI, CSHG, GPMS, BanColombia, Nexus, Igah and Kamaroopin. It also includes amounts contingent to the business performance over a specific period as well as deferred considerations payable to employees of acquired businesses, which will be settled in cash and shares over the next years. (9) Primarily composed of employee profit sharing and short-term employee benefits. (10) Reflects 35% of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds. (11) Other non-current liabilities include $ 58 million payable to Santander Bank for PE IV receivable sold. (12) Gross obligation relates to put option arrangements from acquisition-related activity of businesses. For the period ended June 30th, 2025, put options arrangements relate to the acquisitions of Igah and Tria. (13) Loans include credit facilities utilized as well as accrued interest recognized on outstanding credit facility balances. (14) Reflects the Class A common shares reserved as compensation for share-based incentive plans in place. (15) Non-controlling interest represents the minorities’ holding in Tria (41%) and BanColombia (49%).

27 Definitions PAX 2Q25 Earnings Presentation Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity-based compensation and non- recurring expenses. Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings for Drawdown Funds. Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co- investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.